UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 19, 2019 (April 15, 2019)

Twelve Seas Investment Company

(Exact name of registrant as specified in its charter)

Cayman Islands	001-38540	82-3667722
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

135 E. 57th St., 18th Floor

New York, New York 10022

(Address of principal executive offices, including Zip Code)

(917) 208-6200

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

ADDITIONAL INFORMATION

Brooge Holdings Limited, a Cayman Islands exempted company (“Pubco”), intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (as amended, the “Registration Statement”), which will include a preliminary proxy statement of Twelve Seas Investment Company, a Cayman Islands exempted company (“Twelve Seas”), and a prospectus in connection with the proposed business combination transaction (the “Business Combination”) involving Twelve Seas, Pubco and Brooge Petroleum And Gas Investment Company FZE, a company formed under the laws of the Fujairah Free Zone, UAE (“BPGIC”). The definitive proxy statement and other relevant documents will be mailed to shareholders of Twelve Seas as of a record date to be established for voting on the Business Combination. Shareholders of Twelve Seas and other interested persons are advised to read, when available, the preliminary proxy statement, and amendments thereto, and the definitive proxy statement in connection with Twelve Seas’ solicitation of proxies for the special meeting to be held to approve the Business Combination because these documents will contain important information about Twelve Seas, BPGIC, Pubco and the Business Combination, including the Merger (as defined below) which will result in the current security holders of Twelve Seas becoming security holders of Pubco. Shareholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to Twelve Seas by contacting its Chief Financial Officer, Stephen N. Cannon, c/o Twelve Seas Investment Company, 135 East 57th Street, 18th Floor, New York, New York 10022, at (650) 560-4753 or at info@twelveseascapital.com.

DISCLAIMER

This report and the exhibits hereto do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE BUSINESS COMBINATION

Twelve Seas, Pubco, BPGIC and their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the shareholders of Twelve Seas in connection with the Business Combination. Shareholders of Twelve Seas and other interested persons may obtain more information regarding the names and interests in the proposed transaction of Twelve Seas’ directors and officers in Twelve Seas’ filings with the SEC, including Twelve Seas’ annual report on form 10-K for the year-ended December 31, 2018, which was filed with the SEC on March 29, 2018. Additional information regarding the interests of such potential participants will also be included in the Registration Statement of Pubco on Form F-4 (and will be included in the related definitive proxy statement/prospectus) and other relevant documents when they are filed with the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties concerning the Business Combination, BPGIC’s and Pubco’s expected financial performance, as well as their strategic and operational plans. The actual results may differ materially from its expectations, estimates and projections due to a number of risks and uncertainties and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These risks and uncertainties include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement (as defined below); (2) the outcome of any legal proceedings that may be instituted against Twelve Seas, BPGIC or others following announcement of the Business Combination Agreement and the transactions contemplated therein; (3) the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain approval of the shareholders of Twelve Seas; (4) the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain consents and approvals of BPGIC’s shareholders and investors or other relevant third parties; (5) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the transactions contemplated by the Business Combination Agreement; (6) delays in satisfying in a timely manner the other conditions contained in the Business Combination Agreement; (7) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the transactions described herein; (8) the inability to recognize the anticipated benefits of the Business Combination; (9) the ability to obtain or maintain the listing of Pubco’s securities on NASDAQ following the Business Combination, including having the requisite number of shareholders; (10) costs related to the Business Combination; (11) changes in applicable laws or regulations; (12) the possibility that BPGIC may be adversely affected by other economic, business, and/or competitive factors; and (13) other risks and uncertainties indicated from time to time in filings with the SEC by Twelve Seas or Pubco. Readers are referred to the most recent reports filed with the SEC by Twelve Seas. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Item 1.01 Entry Into A Material Definitive Agreement.

Business Combination Agreement

This section describes the material provisions of the Business Combination Agreement but does not purport to describe all of the terms thereof.   The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached hereto as Exhibit 2.1. Twelve Seas’ shareholders, warrant holders, rights holders and other interested parties are urged to read such agreement in its entirety. Unless otherwise defined herein, the capitalized terms used below are defined in the Business Combination Agreement.

General Terms, Effects and Consideration

On April 15, 2019, Twelve Seas Investment Company, a Cayman Islands exempted company (“Twelve Seas”), entered into the Business Combination Agreement with Brooge Holdings Limited, a Cayman Islands exempted company (“Pubco”), Brooge Merger Sub Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of Pubco (“Merger Sub”), Brooge Petroleum And Gas Investment Company FZE, a company formed under the laws of the Fujairah Free Zone, UAE (“BPGIC”), and each of the holders of BPGIC’s outstanding capital shares that become parties to the Business Combination Agreement by executing and delivering to Twelve Seas, Pubco and BPGIC a joinder agreement (the “Sellers”).

Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, at the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), (a) Twelve Seas will merge with and into Merger Sub, with Twelve Seas continuing as the surviving entity (the “Merger”), and with all holders of Twelve Seas securities receiving substantially identical securities of Pubco, and (b) Pubco will acquire all of the issued and outstanding ordinary shares of BPGIC (the “Purchased Shares”) from the Sellers in exchange for ordinary shares of Pubco, with BPGIC becoming a wholly-owned subsidiary of Pubco, (the “Share Exchange”, and together with the Merger and the other transactions contemplated by the Business Combination Agreement, the “Transactions”).

The total consideration to be paid by Pubco to the Sellers for the Purchased Shares will be 100,000,000 Pubco ordinary shares, subject to reduction to the extent that the Cash Election (as defined below) is made by BPGIC (as so reduced, the “Exchange Shares”); provided that 20,000,000 of the Exchange Shares otherwise issuable to the Sellers at the Closing (the “Escrow Shares”) will be set aside in escrow and delivered to Continental Stock Transfer & Trust Company (or such other escrow agent reasonably acceptable to Twelve Seas and BPGIC), as escrow agent (the “Escrow Agent”), at the Closing, with such Escrow Shares subject to vesting and potential forfeiture as described below.

The Sellers have the right, at the sole election of BPGIC (the “Cash Election”), to receive a portion of the consideration for the Purchased Shares at the Closing as cash in lieu of receiving Pubco ordinary shares in an amount (such amount as elected by BPGIC, the “Cash Election Amount”) not to exceed 40% of the Closing Net Cash (with the “Closing Net Cash” being the aggregate cash and cash equivalents of Twelve Seas and Pubco as of the Closing, including remaining funds in the trust account after giving effect to the Redemption (as defined below) and the proceeds of any potential private placement financing, less unpaid expenses and liabilities of Twelve Seas and Pubco as of the Closing, prior to giving effect to any Cash Election). Once BPGIC makes the Cash Election, then each Seller must notify BPGIC and Twelve Seas of the amount of its pro rata share of the Cash Election Amount that such Seller desires to receive as cash consideration in lieu of Exchange Shares (the “Cash Consideration”). If the Cash Election is made, the number of Exchange Shares issued at the Closing will be reduced by a number of Pubco ordinary shares equal to the Cash Consideration divided by a price per share equal to the price per share at which each Twelve Seas ordinary share is redeemed or converted pursuant to the redemption by Twelve Seas of its public shareholders in connection with Twelve Seas’ initial business combination, as required by its amended and restated memorandum and articles of association (the “Redemption”). As described below, it is a condition to BPGIC’s and the Sellers’ obligations to consummate the Closing that the Closing Net Cash (prior to giving effect to any Cash Election) must be at least $125 million.

The parties agreed that on or prior to April 30, 2019 (or such later date as mutually agreed by Twelve Seas and BPGIC), Pubco, the Sellers and the Escrow Agent will enter into an Escrow Agreement, effective as of the Closing, in form and substance reasonably satisfactory to Twelve Seas, the Sellers and BPGIC (the “Escrow Agreement”), pursuant to which Pubco will deliver the Escrow Shares to be held, along with any dividends, distributions or income thereon (together with the Escrow Shares, the “Escrow Property”) in a segregated account and disbursed in accordance with the Business Combination Agreement and the Escrow Agreement. The Escrow Property will be subject to potential forfeiture by the Sellers after the Closing, but will become vested and not subject to forfeiture and released to Sellers in the event that Pubco meets certain minimum performance or milestone requirements after the Closing (the “Milestones”), which Milestones will be mutually agreed to by Twelve Seas, BPGIC and the Sellers and set forth in the Escrow Agreement. The period to satisfy any such Milestones will commence with the first full fiscal quarter after the date of the Closing and finish on the twentieth (20th) fiscal quarter after the commencement date (such period, the “Escrow Period”). At the end of the Escrow Period, if a final determination has been made under the Business Combination Agreement and the Escrow Agreement that there is any Escrow Property that has not vested, such Escrow Property will be forfeited by the Sellers to Pubco, with Pubco cancelling any Escrow Shares. As described below, pursuant to the Founder Share Letter (as defined below), a portion of the Pubco ordinary shares to be issued to the Initial Shareholders (as defined below) in the Merger in exchange for their Founder Shares (as defined below) will be placed into escrow and subject to vesting and potential forfeiture obligations that are substantially identical to those that apply to the Escrow Property.

Representations and Warranties

The Business Combination Agreement contains a number of representations and warranties made by Twelve Seas, BPGIC and Pubco as of the date of such agreement or other specific dates solely for the benefit of certain of the parties to the Business Combination Agreement, which in certain cases are subject to specified exceptions and materiality, Material Adverse Effect, knowledge and other qualifications contained in the Business Combination Agreement or in information provided pursuant to certain disclosure schedules to the Business Combination Agreement. “Material Adverse Effect” as used in the Business Combination Agreement means with respect to any specified person or entity, any fact, event, occurrence, change or effect that has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, results of operations, prospects or condition (financial or otherwise) of such person or entity and its subsidiaries, taken as a whole, or the ability of such person or entity or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Business Combination Agreement or the ancillary documents to which it is a party or bound or to perform its obligations thereunder, in each case subject to certain customary exceptions. The representations and warranties made by Twelve Seas, BPGIC and Pubco are customary for transactions similar to the Transactions.

In the Business Combination Agreement, BPGIC made certain customary representations and warranties to Twelve Seas, including among others, related to the following: (1) corporate matters, including due organization, existence and good standing; (2) authority and binding effect relative to execution and delivery of the Business Combination Agreement and other ancillary documents; (3) capitalization; (4) subsidiaries; (5) governmental approvals; (6) non-contravention; (7) financial statements; (8) absence of certain changes; (9) compliance with laws; (10) permits; (11) litigation; (12) material contracts; (13) intellectual property; (14) taxes and returns; (15) real property; (16) personal property; (17) title to and sufficiency of assets; (18) employee matters; (19) benefit plans; (20) environmental matters; (21) oil and gas matters; (22) transactions with related persons; (23) insurance; (24) customers and suppliers; (25) business practices; (26) Investment Company Act of 1940; (27) finders and brokers; (28) information supplied; (29) disclosure and (30) independent investigation. Additionally, Pubco made certain customary representations and warranties to Twelve Seas with respect to Pubco and Merger Sub, including representations and warranties related to the following: (1) corporate matters, including due organization, existence and good standing; (2) authority and binding effect relative to execution and delivery of the Business Combination Agreement and other ancillary documents; (3) governmental approvals; (4) non-contravention; (5) capitalization; (6) title and ownership of the Pubco shares to be issued to the Sellers; (7) Pubco and Merger Sub activities; (8) finders and brokers; (9) information supplied; and (10) independent investigation.

In the Business Combination Agreement, Twelve Seas made certain customary representations and warranties to BPGIC and the Sellers, including among others, related to the following: (1) corporate matters, including due organization, existence and good standing; (2) authority and binding effect relative to execution and delivery of the Business Combination Agreement and other ancillary documents; (3) governmental approvals; (4) non-contravention; (5) capitalization; (6) SEC filings and financial statements; (7) absence of certain changes; (8) compliance with laws; (9) litigation, orders and permits; (10) taxes and returns; (11) employees and employee benefit plans; (12) properties; (13) material contracts; (14) transactions with affiliates; (15) Investment Company Act of 1940; (16) finders and brokers; (17) business practices; (18) insurance; (19) trust account; and (20) independent investigation.

Upon executing and delivering a joinder agreement to the Business Combination Agreement, in a form to be mutually agreed by BPGIC and Twelve Seas (each a “Joinder”), each Seller will also make customary representations and warranties (including its organization, authority, ownership of the Purchased Shares, non-contravention and investment representations) in such Joinder, which will be incorporated into and become part of the Business Combination Agreement.

Covenants of the Parties

Each party agreed in the Business Combination Agreement to use its commercially reasonable efforts to effect the Closing. The Business Combination Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Business Combination Agreement and the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms (the “Interim Period”), including covenants regarding: (1) the provision of access to their properties, books and personnel; (2) the operation of their respective businesses in the ordinary course of business; (3) Twelve Seas’ public filings and BPGIC’s interim financial statements; (4) no solicitation of, or entering into, any alternative competing transactions; (5) no insider trading; (6) notifications of certain breaches, consent requirements or other matters; (7) efforts to consummate the Closing and obtain third party and regulatory approvals; (8) further assurances; (9) public announcements; (10) confidentiality; (11) indemnification of directors and officers; (12) use of trust proceeds after the Closing; and (13) efforts to retain trust funds and support a private placement or backstop arrangements, if sought.

Twelve Seas agreed that during the Interim Period, BPGIC will have the right to have up to two individuals selected by BPGIC present at each meeting of the Twelve Seas’ board of directors, as non-voting board observers, subject to customary confidentiality obligations and exclusion for matters that could adversely affect the attorney-client privilege between Twelve Seas and its counsel or result in disclosure of a material trade secret or a conflict of interest.

The parties also agreed to take all necessary actions to cause Pubco’s board of directors immediately after the Closing to include such number of directors as reasonably determined by BPGIC prior to filing the Registration Statement, and consisting of such qualified persons that are designated by BPGIC prior to the Closing, a majority of which, to the extent required by Nasdaq rules, will be independent under Nasdaq requirements. The parties also agreed that, unless otherwise determined by BPGIC, the individuals serving as the chief executive officer and chief financial officer of BPGIC will serve as the chief executive officer and chief financial officer of Pubco immediately after the Closing.

Twelve Seas and Pubco also agreed to prepare, with the assistance of BPGIC, and use their commercially reasonable efforts to file the Registration Statement with the Securities and Exchange Commission (the “SEC”) in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”) of the issuance of securities of Pubco to the holders of the Twelve Seas securities and containing a proxy statement/prospectus for the purpose of soliciting proxies from the shareholders of Twelve Seas for the matters relating to the Transactions to be acted on at the special meeting of the shareholders of Twelve Seas and providing such holders an opportunity to participate in the Redemption.

Twelve Seas agreed to use its reasonable efforts to promptly after the execution of the Business Combination Agreement change its Nasdaq ticker symbol from “TWLV” to “BROG”, which covenant Twelve Seas already satisfied on Friday, April 12, 2019. Twelve Seas also agreed to use its commercially reasonable efforts to cause EarlyBirdCapital, Inc. (“EBC”) to amend the Business Combination Marketing Agreement that Twelve Seas entered into with EBC in connection with Twelve Seas’ initial public offering to reduce the fee payable to EBC thereunder by an amount as mutually determined by Twelve Seas and BPGIC (the “Business Combination Marketing Agreement Fee Amendment”).

The parties agreed that BPGIC’s disclosure schedules to the Business Combination Agreement (the “BPGIC Disclosure Schedules”), which were not delivered at the signing of the Business Combination Agreement, are to be delivered on or prior to April 30, 2019 (or such later date as mutually agreed by Twelve Seas and BPGIC), and Twelve Seas will have 10 business days to review the BPGIC Disclosure Schedules. In addition, BPGIC also agreed to deliver an executed Joinder for each BPGIC shareholder on or prior to April 30, 2019 (or such later date as mutually agreed by Twelve Seas and BPGIC).

Survival

The representations and warranties of the parties terminate as of and do not survive the Closing. The covenants and agreements of the parties shall not survive the Closing, except those covenants and agreements to be performed after the Closing which covenants and agreement shall survive until fully performed.

Conditions to Closing

The obligations of the parties to consummate the Transactions are subject to various conditions, including the following mutual conditions of the parties unless waived: (i) the approval of the Business Combination Agreement and the transactions contemplated thereby and related matters by the requisite vote of Twelve Seas’ shareholders; (ii) receipt by BPGIC and its shareholders of all requisite material consents to consummate the Transactions, including consents and approval of shareholders, any governmental authorities and third parties, including ASMA Capital; (iii) receipt with respect to Twelve Seas, Pubco and Merger Sub of requisite consents from governmental authorities to consummate the Transactions; (iv) expiration of any waiting period under applicable antitrust laws; (v) no law or order preventing or prohibiting the Transactions; (vi) no pending litigation to enjoin or restrict the consummation of the Closing; (vii) Twelve Seas having at least $5,000,001 in net tangible assets as of the Closing, after giving effect to the completion of the Redemption and any private placement financing; (viii) the election or appointment of members to Pubco’s board of directors as described above; (ix) the effectiveness of the Registration Statement; (x) amendment by the shareholders of Pubco of Pubco’s amended and restated memorandum and articles of association in form and substance reasonably acceptable to Pubco, BPGIC and Twelve Seas; and (xi) receipt by BPGIC and Twelve Seas of evidence reasonably satisfactory to each such party that Pubco qualifies as a foreign private issuer.

In addition, unless waived by BPGIC, the obligations of BPGIC, Pubco, Merger Sub and the Sellers to consummate the Transactions are subject to the satisfaction of the following Closing conditions, in addition to customary certificates and other closing deliveries: (i) the representations and warranties of Twelve Seas being true and correct as of the date of the Business Combination Agreement and as of the Closing (subject to Material Adverse Effect); (ii) Twelve Seas having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Business Combination Agreement required to be performed or complied with by it on or prior to the date of the Closing; (iii) absence of any Material Adverse Effect with respect to Twelve Seas since the date of the Business Combination Agreement which is continuing and uncured; (iv) receipt by BPGIC and Pubco of the Escrow Agreement, duly executed by the Escrow Agent; (v) receipt by BPGIC and Pubco of a Registration Rights Agreement, in form and substance reasonably acceptable to BPGIC and Twelve Seas, providing customary registration rights to the Sellers with respect to the portion of the Exchange Shares delivered to the Sellers at the Closing and any Escrow Shares that are released from escrow to the Sellers (the “Registration Rights Agreement”); (vi) Twelve Seas, Pubco and the other parties thereto will have amended Twelve Seas’ Registration Rights Agreement (such amendment, the “Founder Registration Rights Agreement Amendment”) and Share Escrow Agreement (such amendment, the Founder Share Escrow Agreement Amendment”) that were entered into by Twelve Seas at the time of its initial public offering, each in form and substance reasonably acceptable to Twelve Seas and BPGIC, to among other matters, have such agreements apply to Pubco and the Pubco securities to be received in connection with the Merger by Twelve Seas’ shareholders that are parties to such agreements and with respect to the amendment of the Share Escrow Agreement revise it to accommodate the provisions of the Founder Share Letter (described below); (vii) receipt by BPGIC and Pubco of the Business Combination Marketing Agreement Fee Amendment; (viii) receipt by BPGIC of written resignations from the directors and officers of Twelve Seas; and (ix) receipt by BPGIC and Pubco of a voting agreement in favor of Pubco by Twelve Seas’ sponsor, Twelve Seas Sponsors I LLC, a Delaware limited liability company (the “Sponsor”), and the other Initial Shareholders (defined below) with respect to their founder shares. Additionally, unless waived by BPGIC, the Closing Net Cash must be at least $125 million.

Unless waived by Twelve Seas, the obligations of Twelve Seas, to consummate the Transactions are subject to the satisfaction of the following Closing conditions, in addition to customary certificates and other closing deliveries: (i) the representations and warranties of BPGIC, Pubco and the Sellers being true and correct as of the date of the Business Combination Agreement (or with respect to any Seller, the date of its Joinder) and as of the Closing (subject to Material Adverse Effect); (ii) BPGIC, Pubco, Merger Sub and each Seller having performed in all material respects the respective obligations and complied in all material respects with their respective covenants and agreements under the Business Combination Agreement required to be performed or complied with on or prior to the date of the Closing; (iii) absence of any Material Adverse Effect with respect to BPGIC or Pubco since the date of the Business Combination Agreement which is continuing and uncured; (iv) receipt by Twelve Seas of employment agreements, effective as of the Closing, in form and substance reasonably acceptable to Twelve Seas and BPGIC between such individuals as they mutually agree acting reasonably and either Pubco or BPGIC, as they mutually agree acting reasonably, duly executed by the parties thereto; (v) receipt by Twelve Seas of the Escrow Agreement, Registration Rights Agreement, Founders Registration Rights Agreement Amendment, the Founders Share Escrow Agreement Amendment and the Voting Agreement, each executed by each of the other parties thereto; (vi) receipt by Twelve Seas of share certificates and other documents evidencing the transfer of the Purchased Shares to Pubco; (vii) receipt by Twelve Seas of the evidence of the termination of any outstanding options, warrants or other convertible securities of BPGIC, without any consideration or liability therefor; (viii) receipt by Twelve Seas that certain contracts to be mutually agreed between Twelve Seas and BPGIC acting reasonably involving BPGIC and/or any of the Sellers or other related persons have been terminated with no further liability of BPGIC thereunder; (ix) receipt by Twelve Seas of executed Joinders and related documents from all BPGIC shareholders; and (x) receipt by Twelve Seas of the BPGIC Disclosure Schedules and the expiration of the related 10 business day review period.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior the Closing, including, among other reasons: (i) by mutual written consent of Twelve Seas and BPGIC; (ii) by either Twelve Seas or BPGIC if the Closing has not occurred on or prior to August 31, 2019 (the “Outside Date”) and the failure of the Closing to occur by such date was not caused by or the result of a breach of the Business Combination Agreement by such termination party (or with respect to BPGIC, the Sellers, Pubco or Merger Sub), (iii) by either Twelve Seas or BPGIC if a governmental authority of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions, and such order or other action has become final and non-appealable; (iv) by BPGIC for Twelve Seas’ uncured breach of the Business Combination Agreement, such that the related Closing condition would not be met; (v) by Twelve Seas for the uncured breach of the Business Combination Agreement by BPGIC, Pubco, Merger Sub or any Seller, such that the related Closing condition would not be met; (vi) by Twelve Seas if there has been a Material Adverse Effect with respect to BPGIC since the date of the Business Combination Agreement which is uncured and continuing; (vii) by BPGIC if there has been a Material Adverse Effect with respect to Twelve Seas since the date of the Business Combination Agreement which is uncured and continuing; (viii) by either Twelve Seas or BPGIC if Twelve Seas holds its shareholder meeting to approve the Business Combination Agreement and the Transactions and such approval is not obtained; (ix) by Twelve Seas if BPGIC fails to deliver executed Joinders from all BPGIC shareholders and related documents by April 30, 2019 (or such later date as mutually agreed by BPGIC and Twelve Seas) (but only until such Joinders and related documents are delivered); (x) by Twelve Seas (A) if BPGIC fails to deliver the BPGIC Disclosure Schedules by April 30, 2019 (or such later date as mutually agreed by BPGIC and Twelve Seas) (but only until such BPGIC Disclosure Schedules are delivered) or (B) within 10 business days after the end of the 10-business day BPGIC Disclosure Schedule review period, if the BPGIC Disclosure Schedules delivered are not reasonably acceptable to Twelve Seas; or (xi) by Twelve Seas if BPGIC fails to deliver to Twelve Seas by April 30, 2019 (or such later date as mutually agreed by BPGIC and Twelve Seas) the Escrow Agreement in form and substance reasonably acceptable to Twelve Seas, executed by BPGIC, Pubco and each Seller (but only until such executed Escrow Agreement is delivered).

If the Business Combination Agreement is terminated, all further obligations of the parties under the Business Combination Agreement (except for certain obligations related to publicity, confidentiality, fees and expenses, trust fund waiver, termination and general provisions) will terminate, and no party to the Business Combination Agreement will have any further liability to any other party thereto except for liability for fraud or for willful breach of the Business Combination Agreement prior to termination.

In the event the Business Combination Agreement is terminated (i) by Twelve Seas or BPGIC as a result of the Closing not occurring by the Outside Date and the failure of the Closing to occur was not caused by or the result of a breach of the Business Combination Agreement by BPGIC, the Sellers, Pubco or Merger Sub or (ii) by BPGIC as a result an uncured breach by Twelve Seas, Twelve Seas shall pay BPGIC a cash termination fee equal to the aggregate amount of the legal and advisory fee expenses incurred by BPGIC prior to such termination, up to a maximum of $250,000, within 20 business days after such termination (or if later, within 3 business days of receipt of the amount of such expenses and reasonable related documentation).

Trust Account Waiver, Non-Recourse and Release

BPGIC, Pubco, Merger Sub and each of the Sellers have agreed that they and their affiliates will not have any right, title, interest or claim of any kind in or to any monies in Twelve Seas’ trust account held for its public shareholders, and have agreed not to, and have waived any right to, make any claim against the trust account (including any distributions therefrom).

 The parties agreed that all claims or actions that may be based upon, arise out of or relate to the Business Combination Agreement or any of the ancillary documents may only be made against the parties to the Business Combination Agreement and not against any of their past, present or future directors, officers, employees, members, managers, partners, affiliates, agents, attorneys or representatives.

Each Seller, on behalf of itself and its affiliates that own shares of such Seller, has agreed to provide a release of BPGIC, effective as of the Closing, for any rights that it may have in its capacity as a shareholder of BPGIC, other than its rights under the Business Combination Agreement and ancillary documents.

Governing Law and Arbitration

The Business Combination Agreement is governed by New York law. Any disputes under the Business Combination Agreement, other than claims for injunctive or equitable relief, will be subject to arbitration by the International Chamber of Commerce. Any such arbitration is to be held in London, United Kingdom.

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Business Combination Agreement is qualified in its entirety by reference thereto.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties, covenants and agreements were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Business Combination Agreement has been filed to provide investors with information regarding its terms, but it is not intended to provide any other factual information about Twelve Seas, BPGIC or any other party to the Business Combination Agreement. In particular, the representations and warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in Twelve Seas’ public disclosures.

Founder Share Letter

Simultaneously with the execution of the Business Combination Agreement, the Sponsor, Gregory Stoupnitzky and Suneel G. Kaji (collectively with the Sponsor, the “Initial Shareholders”) entered into a letter agreement with Twelve Seas, Pubco and BPGIC (the “Founder Share Letter”), pursuant to which the Initial Shareholders have agreed, effective upon the Closing, on a pro rata basis amongst the Initial Shareholders based on the number of insider shares (the shares acquired prior to Twelve Seas’ initial public offering) (“Founder Shares”) owned by each of them, to (i) forfeit 20% of the Founder Shares owned by the Initial Shareholders at the Closing and (ii) subject 30% of the Founder Shares owned by the Initial Shareholders at the Closing (including any Pubco ordinary shares issued in exchange therefor in the Merger) to escrow and vesting and potential forfeiture obligations that are substantially identical to those that apply to the Escrow Property as described above.

A copy of the Founder Share Letter is filed with this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference, and the foregoing description of the Founder Share Letter is qualified in its entirety by reference thereto.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1*	Business Combination Agreement, dated as of April 15, 2019, by and among Twelve Seas Investment Company, Brooge Holdings Limited, Brooge Merger Sub Limited, Brooge Petroleum And Gas Investment Company FZE and the shareholders of Brooge Petroleum And Gas Investment Company FZE who become parties thereto as Sellers.

10.1	Letter Agreement, dated as of April 15, 2019, by and among Twelve Seas Investment Company, Brooge Petroleum And Gas Investment Company FZE, Twelve Seas Sponsors I LLC, Suneel G. Kaji and Gregory Stoupnitzky.

* The exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 19, 2019

Twelve Seas Investment Company

By:	/s/ Stephen N. Cannon
Stephen N. Cannon
Chief Financial Officer